AA 1/19/06

S.S. Rec'd 9/28/05



05076616

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION RECEIVED SEP 2 8 2005 BRANCH OF REGISTRATIONS AND 10 EXAMINATIONS

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 35271

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/04 (MM/DD/YY) AND ENDING 07/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ATEL Securities Corporation

OFFICIAL USE ONLY
017229
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 California Street, Sixth Floor
(No. and Street)

San Francisco	**California**	**94108**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Huie **415-616-3452**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JAN 2 3 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AA 1/20/06

OATH OR AFFIRMATION

I, Paritosh K. Choksi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ATEL Securities Corporation, as of July 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

JUDITH J. MURIO
Commission # 1446647
Notary Public - California
San Francisco County
My Comm. Expires Oct 21, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ATEL SECURITIES CORPORATION

Financial Statements and Supplemental Information for the Year Ended July 31, 2005
With Report and Supplementary Report of Independent Registered Public Accounting Firm

ATEL SECURITIES CORPORATION

YEAR ENDED JULY 31, 2005

CONTENTS



Ernst & Young LLP
Suite 1600
560 Mission Street
San Francisco, California 94105-2907

Phone: (415) 894-8000
www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholder
ATEL Securities Corporation

We have audited the accompanying statement of financial condition of ATEL Securities Corporation (the "Company") as of July 31, 2005, and the related statements of income, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ATEL Securities Corporation at July 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

San Francisco, California
August 29, 2005

ATEL SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

JULY 31, 2005

ASSETS

Cash	$	269,597
Due from affiliated companies, net		276,933
Receivable from affiliated funds		179,608
Prepaids and other assets		5,545
Total assets	$	731,683

LIABILITIES AND SHAREHOLDER'S EQUITY

Commissions payable and accrued liabilities	$	171,153
Shareholder's equity:		
Common stock, no par: 100,000 shares authorized, 10,000 shares issued and Outstanding		20,000
Retained earnings		540,530
Shareholder's equity		560,530
Total liabilities and shareholder's equity	$	731,683

See accompanying notes.

ATEL SECURITIES CORPORATION

STATEMENT OF INCOME

YEAR ENDED JULY 31, 2005

Income:	
Commissions	$ 7,223,404
Other income	282
Total income	7,223,686
Expenses:	
Commissions to other broker-dealers	5,964,307
Compensation to employees/wholesalers	1,053,759
Other	28,101
Total expense	7,046,167
Income before income taxes	177,519
Provision for income taxes	71,008
Net income	$ 106,511

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

YEAR ENDED JULY 31, 2005

	Common Stock			
	Number of shares	Amount	Retained Earnings	Total
Balance, July 31, 2004	10,000	$ 20,000	$ 434,019	$ 454,019
Net income	-	-	106,511	106,511
Balance, July 31, 2005	10,000	$ 20,000	$ 540,530	$ 560,530

See accompanying notes.

ATEL SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

YEAR ENDED JULY 31, 2005

Cash flows from operating activities:	
Net income	$ 106,511
Adjustments to reconcile net income to net cash used in operating activities:	
Decrease in receivable from affiliated funds	3,776
Increase in commissions payable and accrued liabilities	171,153
Net increase in amount due from/to affiliated companies	(433,669)
Net increase in prepaids and other assets	(5,545)
Net cash used in operating activities	(157,774)
Decrease in cash	(157,774)
Cash, beginning of year	427,371
Cash, end of year	$ 269,597
Supplemental disclosure of cash flow information:	
Cash paid during the year for income taxes	$ 126,759

See accompanying notes.

ATEL SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

JULY 31, 2005

1. Organization:

Organization:

ATEL Securities Corporation (the "Company") was incorporated under the laws of the state of California on November 26, 1985. In February 1986, the Company was registered as a securities broker/dealer. The Company is a wholly owned subsidiary of ATEL Financial Services, LLC (the "Parent"). The financial position of the Company would be significantly different if the Company was autonomous.

2. Significant accounting policies:

Basis of presentation:

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP").

Commission revenue and expense:

Commission revenue is recognized as the offerer accepts each subscription for interests in affiliated program units, after minimum funding levels are achieved. Commission expense, which the Company remits to broker/dealers, is recognized when the corresponding commission income is recognized.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash:

Cash includes cash balances at a financial institution in a standard non-interest bearing account.

Income taxes:

The Company provides deferred income taxes under the liability method of accounting. Under this method, deferred taxes and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are in effect. As of July 31, 2005, there were no differences between the financial reporting and tax bases of assets and liabilities.

3. Net capital requirement:

Under the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum "net capital," equivalent to the greater of $5,000 or 1/15th of "aggregate indebtedness," as those terms are defined by the Rules of the Securities Exchange Commission. Net capital at July 31, 2005 was $98,444, which exceeded minimum net capital requirements by $87,033. The ratio of aggregate indebtedness to net capital was approximately 1.74 to 1.

4. Related party transactions:

The securities business of the Company is limited to acting as a broker for the sales of units of program interest for programs sponsored by the Parent. The Company receives all of its commission income, which is virtually all of the Company's revenue, from these sponsored programs. Amounts due from the sponsored programs are included in the Company's balance sheet under the caption "Receivable from affiliated funds."

Certain expenses related to the compensation of employees of the Parent and third party wholesalers are paid by the Parent. These expenses totaled $1,053,759 for the year ended July 31, 2005. These costs are directly related to the operations of the Company. Certain general and administrative services provided by the Parent are not reimbursed by the Company. The costs of these services approximate $8,000, and are all employee expense related.

5. Regulatory requirements:

In management's opinion, the Company was exempt from the provisions of the SEC's customer protection rule 15c3-3 for the year ended July 31, 2005, because it does not hold customer funds or securities.

SUPPLEMENTAL INFORMATION

ATEL SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

JULY 31, 2005

1. Total ownership equity	$ 560,530
2. Deduct ownership equity not allowed for net capital	-
3. Total ownership equity qualified for net capital	560,530
4. Add:	
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
B. Other (deductions) or allowable credits	-
5. Total capital and allowable subordinated liabilities	560,530
6. Deductions and/or charges	
A. Total non-allowable assets	(462,086)
B. Secured demand note deficiency	-
C. Commodity futures contracts and spot commodities – proprietary capital charges	-
D. Other deductions and/or charges	-
7. Other additions and/or allowable credits	-
8. Net capital before haircuts on securities position	98,444
9. Haircuts on securities:	-
A. Contractual securities commitments	-
B. Subordinated securities	-
C. Options	-
1. Exempted securities	-
2. Debt securities	-
3. Options	-
4. Other securities	-
D. Undue concentration	-
E. Other	-
10. Net Capital	$ 98,444

ATEL SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

JULY 31, 2005

11. Minimum net capital required: (6-2/3% of line 18)	$ 11,411
12. Minimum Dollar Requirement	$ 5,000
13. Net capital requirement (greater of line 11 or 12)	$ 11,411
14. Excess net capital	$ 87,033
15. Excess net capital @1000% (net capital – 10% of Aggregate Indebtedness)	$ 81,329

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total Aggregate Indebtedness liabilities from Statement of financial condition	$ 171,153
17. Add:	
A. Drafts for immediate credit	-
B. Market value of securities borrowed where no equivalent value is paid or credited	-
C. Other unrecorded amounts	-
18. Total Aggregate Indebtedness	$ 171,153
19. Ratio of Aggregate Indebtedness/Net Capital	1.74

OTHER RATIOS

20. Percentage of debt to debt equity	-

There are differences between this audited Computation of Net Capital and the corresponding schedule in the Company's unaudited July 31, 2005 Part IIA FOCUS filing.

Reconciliation with the Company's computation (included in Part IIA of form X-17A-5) as of July 31, 2005:

Net capital, as reported in the Company's Part IIA (unaudited) FOCUS Report	*$ 100,694*
Net audited adjustments	*(2,250)*
Net capital, per computation above	*$ 98,444*

ATEL SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

JULY 31, 2005

Exemptive provision under Rule 15c3-3:

25. If an exemption from Rule 15c3-3 is claimed, identify the section upon which such exemption is based

    A. (k)(1) - $2,500 capital category as per Rule 15c3-1

    B. (k)(2)(i) – "Special Account for Exclusive Benefit of Customers" maintained **X**

    C. (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Clearing Firm SEC #s	Name	Product Code
8-________	____________	______
8-________	____________	______
8-________	____________	______
8-________	____________	______
8-________	____________	______

    D. (k)(3) – Exempted by order of the Commission

SUPPLEMENTARY REPORT



Ernst & Young LLP
Suite 1600
560 Mission Street
San Francisco, California 94105-2907

Phone: (415) 894-8000
www.ey.com

SUPPLEMENTARY REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL

Board of Directors
ATEL Securities Corporation

In planning and performing our audit of the financial statements and supplementary information of ATEL Securities Corporation (the "Company") for the year ended July 31, 2005, we considered its internal control, including control activities for safeguarding securities to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities and its operation, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at July 31, 2005 to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the National Association of Securities Dealers, Inc., the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

San Francisco, California
August 29, 2005